1875 K Street N.W.

Washington, DC 20006-1238

Tel: 202 303 1000

Fax: 202 303 2000

June 21, 2021

VIA EDGAR

Deborah L. O’Neal

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 2,456

Dear Ms. O’Neal:

This letter responds to comments concerning post-effective amendment (“PEA”) number 2,456 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”) on behalf of iShares iBonds 2027 Term High Yield and Income ETF (the “Fund”), a series of the Trust.

The Securities and Exchange Commission (the “Commission”) staff (the “Staff”) provided comments to the Trust on May 25, 2021. For your convenience, the Staff’s comments are summarized below, and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s Prospectus unless otherwise defined in this letter.

Comment 1:    Please provide the Staff with a completed fee table and cost example for the Fund at least one week before effectiveness.

Response:    As requested, the Trust will provide a completed fee table and cost example for the Fund at least one week before effectiveness.

Comment 2:    On page S-2 under “Principal Investment Strategies,” please include a parenthetical to indicate that “high yield” securities are commonly referred to as “junk bonds.”

Response:    The Trust respectfully notes that the “High Yield Securities Risk” in the “Summary of Principal Risks” parenthetically states that such securities are “commonly referred to as ‘junk bonds.’” Further, the Trust notes that the third sentence in the second paragraph under “Principal Investment Strategies” on page S-2 includes a parenthetical after “high yield” indicating that such securities are “considered below investment-grade.” Therefore, the Trust respectfully submits that the Fund’s current disclosures regarding junk bonds are sufficient.

Securities and Exchange Commission

June 21, 2021

Comment 3:    Please confirm supplementally that the Fund will not invest in securities of emerging market issuers.

Response:    The Trust confirms that the Fund, at inception, will not invest in securities issued by emerging market companies. Further, all high yield securities issued by emerging market companies are excluded from the Underlying Index. After August 1, 2025 (i.e., 2.5 years prior to index maturity) – or if the Underlying Index’s market value falls below $30 billion at rebalance at any time prior to August 1, 2025 – the Underlying Index may include BBB-rated bonds of emerging market issuers.

Comment 4:    Please reorder the principal risks in order of importance for the top 2-3 risks rather than listing all of the risks alphabetically. (Please see ADI 2019-08.)

Response:    The Trust respectfully submits that the current order of the risk factors is appropriate, and that the risk factors accurately convey the Fund’s key risks. The Trust notes that the following disclosure is included in the sections titled “Summary of Principal Risks,” “A Further Discussion of Principal Risks” and “A Further Discussion of Other Risks”:

“The order of the below risk factors does not indicate the significance of any particular risk factor.”

The Trust continues to review internally how it orders risk disclosure in light of guidance from the Division of Investment Management and recent disclosure reform proposals.

Comment 5:    Please explain supplementally why the Fund’s prospectus does not include certain risk disclosures that are included in the prospectus for iShares iBonds 2026 Term High Yield and Income ETF. In particular, please explain why “Reliance on Trading Partners Risk,” “North American Economic Risk” and “Asian Economic Risk” are not included in the section titled “A Further Discussion of Principal Risks” for the Fund.

Response:    Consistent with its approach across the Trust complex, the Trust evaluates the Underlying Index weight of securities subject to a particular factor—such as regional concentration—as of a recent date to determine when and where to incorporate corresponding risk disclosure in the prospectus or SAI. As a result of this evaluation, “Reliance on Trading Partners Risk” is included in the Fund’s statutory prospectus in the section titled “A Further Discussion of Other Risks,” and the Fund’s Statement of Additional Information will include “Risk of Investing in Asia” and “Risk of Investing in North America,” which addresses risks related to the American, Canadian and Mexican economies, to disclose risks associated with investment in those regions.

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Securities and Exchange Commission

June 21, 2021

Sincerely,

/s/ Anne C. Choe
Anne C. Choe

cc:	Deepa Damre Smith

Marisa Rolland

Nick Cordell

Michael Gung

Luis Mora

George Rafal

Jonathan Tincher